LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel: (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com/investor@lmsmedical.com
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For Immediate release
               LMS ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS
       YEAR TO DATE REVENUES INCREASE BY $335,000 OR 34% TO $1.32 MILLION

MONTREAL, QUEBEC, FEBRUARY 14, 2006 - LMS MEDICAL SYSTEMS INC. (TSX: LMZ, AMEX:
LMZ), a healthcare technology company and developer of the CALM(TM) system today reported results of operations for the third quarter ended December 31, 2005.
All amounts are in Canadian dollars.

Revenues for the nine-month period ended December 31, 2005 increased 34% to
$1.32 million from $985,000 for the same period in the prior year. The increase in revenue is the result of new hospital installations occurring subsequent to the release of CALM(TM)3.0 and higher support revenues resulting from an increased installed hospital base. During the third quarter, LMS received sales orders for six new hospital installations, and completed four hospital installations. As a result of the deferral of two customer orders until the fourth quarter, revenue for the third quarter totaled $501,000 versus $678,000 for the same period last year. The two additional customer orders on hand were not completed in the third quarter, due to time constraints and customer availability for installation. Revenues related to these two orders should be recognized, upon installation, in the fourth quarter. The loss for the third quarter decreased to $2.02 million ($0.12 per share) compared to a loss of $2.28 million ($0.15 per share) for the same period in fiscal 2005. For the quarter, the overall decreases in all spending categories were in line with quarterly revenues and lower refundable investment tax credits.

Cash, cash equivalents and short-term investments held to maturity, as at
December 31, 2005 totaled $6.87 million versus $11.86 million as at March 31,
2005. For the nine-month period, the decrease of $4.99 million was predominantly due to our net loss of $6.61 million offset by non-cash items and net changes in non-cash working capital of $1.85 million. For the third quarter, the cash used in operations decreased by 52% or $1.56 million from $2.98 million in 2004 to
$1.42 million in 2005.

An expanded Management's Discussion and Analysis for the quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with
Company's regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

OUTLOOK
Regarding the fourth quarter, LMS' potential revenue pipeline continues to be strengthened, as we pursue multiple customer orders. Should these orders be confirmed and installed in the fourth quarter, the anticipated revenues would be in line with expectations for the fourth quarter and for the year ended March
31, 2006. In light of the inherent uncertainties, the actual timing of revenue recognition is partly dependant on the customer's availability and could be delayed.

HIGHLIGHTS

    >>  LMS realized record revenues of $1.32 million, an increase of 34% over prior year;

    >>  LMS received six sales orders for installation of its systems in new hospital sites, of which four were installed during the third quarter and two are expected to be installed in the fourth quarter;

    >>  LMS completed the development of its new product CALM Shoulder Screen which is now commercially available;

    >>  Dr. Arthur Porter, Director General and CEO of the McGill University
        Health Center and former CEO of Detroit Medical Center, joined the Board of Directors effective January16, 2006;

    >>  Dr. Emily Hamilton, founder of LMS and VP Medical Research, presented on
        February 2nd, 2006 in Miami at a conference of OB/GYN, the results of a study addressing the prediction of injury due to shoulder dystocia;

    >>  Dr. Henry Lerner, OB/GYN, FACOG, a Clinical Instructor at Harvard
        Medical School having medical, legal and risk management experience, joined LMS as a Clinical Market Development Specialist.

ABOUT LMS
LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and decision support tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:     Andrea Miller, Communications
                                            LMS Medical Systems Inc.
                                            Tel:     (514) 488-3461 Ext. 222
                                            Fax:     (514) 488-1880
                                            E-mail   investor@lmsmedical.com
                                            Website: www.lmsmedical.com